Political Calls, Inc.
                             1015 S. Cimarron
                          Las Vegas, NV  89145
                           Phone: (702) 273-8920
                           Fax:  (702) 221-1963

April 26, 2007

Via EDGAR Correspondence
------------------------

U. S. Securities Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Attn:  Mr. Michael McTiernan
            Staff Attorney
            Division of Corporate Finance
            Mail Stop 4561

RE:  Political Calls, Inc.
     Amendment No. 1 to Registration Statement on Form SB-2
     Filed on March 28, 2007
     Commission File No. 333-140823

Dear Mr. McTiernan:

On behalf of Political Calls, Inc. (the "Company), this letter responds to your April 5, 2007 comment letter, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.



Cover Page
----------

1. Please revise to limit the outside front cover page of the prospectus to one page. In this connection, please delete reference to your revenues and your statement regarding your focus from the cover page. Further, please revise to highlight in a manner other than all capitals the cross reference to the risk factors.

RESPONSE: We have revised the outside front cover page of the prospectus to one page. Per your suggestion, we deleted the reference to revenues and we deleted redundant information. We have also highlighted the cross reference to risk facts by centering this reference in the middle of the page.




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The offering, page 5
--------------------

2.  Please revise to complete the penultimate sentence.

RESPONSE: We have completed the second to last sentence under offering on Page 5 ,by adding the words "a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of."

Revenues, page 19
-----------------

3. We note your response to comment eight. Please confirm to us that none of these nine customers were affiliates, including Mr. DeStefano.

RESPONSE: This confirms that one of the nine customers was an affiliate, specifically Mr. DeStefano. The Company conducted an evaluation of its broadcast telephone communication equipment in August, 2006. At no cost to the Company, Political Calls provided a local recorded telephone message in Clark County, Nevada to Mr. DeStefano. Mr. DeStefano received no direct compensation from the Company.


Liquidity and Capital Resources, page 20
----------------------------------------

4. We note your response to comment 10. However, the revised disclosure still does not clarify whether you will need to raise additional capital in the next 12 months. We refer specifically to the phrase "with the need to raise additional capital" or, if that was not the intended disclosure, please include more detailed disclosure regarding your need to raise additional capital.

RESPONSE: It response to your comment, it appears we had a "typo" in the document. It should have read, "without the need to raise additional capital." We change "with" to "without."


Selling Shareholders, page 28
-----------------------------

5. We note your response to comment 14. However, we do not see the corresponding changes to the disclosure. For each of your six preferred shareholders, the second column indicates they are offering all of their shares, but the third and fourth columns indicate that no shares will be sold in the offering.

RESPONSE:  We have revised the third and fourth columns accordingly.



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Preferred Convertible Securities, page 35
-----------------------------------------

6.  We note your response to prior comment 15 and reissue our comment.
Please help us to understand how you considered the guidance in EITF 98-5 and 00-27 in determining the appropriate accounting for your preferred stock issuance. Specifically, 612,000 shares of common stock were issued during 2006 for $6,120 or one penny per share. During April 2006, you issued 750,000 convertible preferred shares for one penny per share but since these preferred shares can each be converted into 200 shares of common stock (each of which had a value of one-penny per share based upon the most recent offering), it appears that there is an beneficial conversion feature of approximately $1,492,500 (a benefit of $1.99 for each share of convertible preferred stock when converted into common stock) which would require accounting treatment under the guidance referred to above. Please advise or restate your financial statements in an amended filing on Form SB-2.

RESPONSE: Based on further review of the guidance in EITF 98-5 and 00-27 in determining the appropriate accounting for your preferred stock we have restated our financials to reflect beneficial conversion feature of our preferred stock. See restated financials. Our auditor's have provided us with a revised audit letter which denotes the financials have been reinstated.


Financial Statements
--------------------

Revenue Recognition, page 9
---------------------------

7. We note your response to prior comment 18 and your disclosure that you recognize revenue on the "completed contract basis". It appears from your disclosure that you defer revenues and costs until such point that you complete contracted phone campaigns. Please tell us your basis in GAAP for this revenue recognition policy keeping in mind that most service contracts do not fall within the scope of SOP 81-1. In your response, please address any consideration you have given to adopting a proportional performance model for recognizing revenue and for expensing costs as incurred. Reference is made to SAB 104.

RESPONSE: We have adopted the criteria established in SAB104, that revenue is generally realized or realizable and earned when all of the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) services have been rendered; 3) our price to the buyer is fixed or determinable; and 4) collectibility is reasonably assured. We further believe that these criteria are met on a "completed contract basis." However, in order to avoid any further confusion, we have amended our revenue recognition disclosure to state that "The Company recognizes revenue on an accrual basis as it invoices for services." We outlined the above criteria to bring add clarity to our revenue recognition policy. We hope this avoids any future confusion.




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Undertakings
------------

8. We note your response to comment 20. Rule 430A relates to the omission of certain information from the prospectus at the time of effectiveness. Please advise us what information you are omitting from the prospectus in reliance on Rule 430A. If you are not relying on Rule 430A, please remove this undertaking.

RESPONSE: We do not intend to omit any information from the prospectus. Therefore, we have removed the Rule 430A undertaking.

9. We note your response to comment 21. However, the disclosure provided is the undertaking in Item 512(g)(2) of Regulation S-K. Please remove this undertaking and instead include the undertaking provided in Item 512(g)(2) of Regulation S-B.

RESPONSE:  We have removed Item 512(g)(2) of Regulation S-K and included
Item 512(g)(2) of Regulation S-B.

Legal Opinion
-------------

10. We note your response to comment 22. However, the second opinion is still drafted as if none of the shares have been issued or sold by the company. Please direct counsel to revise the opinion to state that the 612,000 shares of common stock were, and the 150,000,000 shares of common stock that may be issued upon conversion of the Series A preferred stock, once issued in accordance with the terms of the preferred stock will be, validly issued, fully paid and non-assessable.

RESPONSE: We have asked our corporate counsel to provide us with a Revised legal opinion letter based on your comment. See attached Exhibit 5.3.


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Sincerely,
/s/ David Gallagher
-------------------
    David Gallagher








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